UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NEW YORK MORTGAGE TRUST, INC.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

649604501

(CUSIP Number)

December 31, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 649604501	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Mandarin Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 (see Item 4)
	6	SHARED VOTING POWER 708,024 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0 (see Item 4)
	8	SHARED DISPOSITIVE POWER 708,024 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 708,024 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (see Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13G

CUSIP No. 649604501	13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Joseph Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 (see Item 4)
	6	SHARED VOTING POWER 708,024 (see Item 4)
	7	SOLE DISPOSITIVE POWER 0 (see Item 4)
	8	SHARED DISPOSITIVE POWER 708,024 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 708,024 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (see Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a).	Name of Issuer:

New York Mortgage Trust, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

52 Vanderbilt Avenue, Suite 403

New York, New York 10017

Item 2(a).	Name of Person Filing:

This statement is filed jointly by Mandarin Inc. (“Mandarin”) and Joseph Lewis (together with Mandarin, the “Reporting Persons”) pursuant to Rule 13d-1(k)(1). Joseph Lewis is a director and the President of Mandarin and is the sole indirect owner of, and controls, Mandarin.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

The principal business address of the Reporting Persons is:

c/o Cay House

P.O. Box N-7776

E.P. Taylor Drive

Lyford Cay, New Providence, Bahamas

Item 2(c).	Citizenship:

Mandarin is an international business corporation organized under the laws of the Bahamas. Joseph Lewis is a permanent resident of the Bahamas and a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Shares”)

Item 2(e).	CUSIP Number:

649604501

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

708,024 Shares

(b)	Percent of class:

7.5%*

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

0*

(ii)	Shared power to vote or to direct the vote:

708,024*

(iii)	Sole power to dispose or direct the disposition of:

0*

(iv)	Shared power to dispose or to direct the disposition of:

708,024*

* As of December 31, 2009, the Reporting Persons may be deemed to beneficially own 708,024 Shares, which constitutes approximately 7.5% of the Issuer’s outstanding Shares of Common Stock (based on 9,419,094 Shares stated to be outstanding by the Issuer as of November 3, 2009 in the Issuer’s most recent Form 10-Q/A filed with the Securities and Exchange Commission on November 12, 2009). As of February 9, 2010, the Reporting Persons may be deemed to beneficially own 697,524 Shares, which constitutes approximately 7.4% of the Issuer’s outstanding shares of common stock. Mandarin has shared voting power and shared dispositive power with regard to the Shares that it owns directly. Joseph Lewis has shared voting power and shared dispositive power with regard to the Shares owned directly by Mandarin.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Only Mandarin has the right to receive dividends and the proceeds from the sale of the Shares held by the Reporting Persons. See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Exhibits

1	Joint Filing Agreement, dated the date hereof, between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MANDARIN INC.

Date: February 9, 2010

	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Vice President

JOSEPH LEWIS

	By:	/s/ Joseph Lewis
	Name:	Joseph Lewis, Individually

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G, dated February 9, 2010, with respect to the shares of New York Mortgage Trust, Inc. Common Stock, par value $0.01 per share, is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 9th day of February, 2010.

MANDARIN INC.

By:	/s/ Jefferson R. Voss
Name:	Jefferson R. Voss
Title:	Vice President

JOSEPH LEWIS

By:	/s/ Joseph Lewis
Name:	Joseph Lewis, Individually